EXHIBIT 99.1

07 September 2020
National Grid plc

Ofgem's Draft Determination: Consultation Response

National Grid submitted its responses to Ofgem’s RIIO-2 draft determinations on Friday. Our detailed response sets out why we regard a significant number of the current proposals, and the overall package, as unacceptable, not being in the interests of consumers, and not reflecting the views of our stakeholders.
Our largest ever stakeholder engagement programme, conducted as part of the RIIO-2 consultation process, highlighted the importance of maintaining reliable and resilient networks and the important role National Grid has to play in the UK’s transition to net zero. For this to be achievable, it requires a flexible regulatory framework that will incentivise investment whilst protecting consumers.
The proposals within Ofgem’s draft determination, in particular the combination of the proposed low base level of total expenditure (“totex”), the uncertainty around the approval process for additional totex and the low allowed baseline return and potential inability to achieve it, does not allow this. The proposals also risk disrupting our supply chain, inhibiting our ability to maintain resilient and reliable networks and endangering the critical investment required to put the UK on the path to meet net zero targets.
Our response provides the remedies we believe are required to enable us to deliver the networks and investment our stakeholders clearly want. We have also included results from a consumer preference test, performed by an independent body also used by Ofgem, to show that consumers’ preferences are for investment in reliability and net zero above short term bill reductions.
Looking forward, we will continue to engage with Ofgem at all levels, including through CEO and Chair meetings, and October’s open hearings, to facilitate an agreement that can create the right incentives to drive the investment and innovation needed to allow the UK to meet its clean energy ambitions, at a cost that is acceptable to consumers.
We will be hosting a call at 11am. Joining instructions can be found at:
https://nationalgridinvestorwebinarriio2ddresponse.eventbrite.co.uk
Details of the company’s responses can be found at

ET - https://www.nationalgrid.com/uk/electricity-transmission/planning-together-riio/our-riio2-business-plan-2021-2026
GT- https://www.nationalgrid.com/uk/gas-transmission/about-us/business-planning-riio/our-riio-2-business-plan-2021-2026
ESO - https://www.nationalgrideso.com/our-strategy/riio/riio-2-final-business-plan
Inside Information
This announcement is being disclosed in accordance with the Market Abuse Regulation (EU596/2014) and has been determined to contain inside information in line with the definition therein.

Investors and Analysts

Nick Ashworth	+44 (0) 20 7004 3166 (d)	+44 (0) 7814 355 590 (m)
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Media

Molly Neal	+44 (0) 7583 102 727 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.